UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
_________________________

Date of Report: November 5, 2021

Commission file number 1- 33198
_________________________

ALTERA INFRASTRUCTURE L.P.
(Exact name of Registrant as specified in its charter)
_________________________

Altera House, Unit 3, Prospect Park, Arnhall Business Park, Westhill, Aberdeenshire, AB32 6FJ, United Kingdom
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Altera Infrastructure L.P. dated November 5, 2021.
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTERA INFRASTRUCTURE L.P.

	By:	ALTERA INFRASTRUCTURE GP L.L.C., its general partner

Date: November 5, 2021	By:	/s/ Mark Mitchell
Mark Mitchell Company Secretary

Press Release ¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯

Altera Infrastructure Reports Third Quarter 2021 Results

Aberdeen, United Kingdom, November 5, 2021 - Altera Infrastructure GP LLC (Altera GP), the general partner of Altera Infrastructure L.P. (Altera or the Partnership), today reported the Partnership’s results for the quarter ended September 30, 2021.

•Revenues of $295.8 million and net loss of $26.0 million, or $(0.08) per common unit, in the third quarter of 2021
•Adjusted EBITDA(1) of $156.3 million in the third quarter of 2021
•Completed measures to improve its debt maturity profile and enhance its liquidity and financial flexibility, including suspending the quarterly distributions on the Partnership’s preferred units and exchanging $699.3 million of indebtedness with Brookfield.

The following table presents the Partnership's Consolidated Financial Summary:

	Three Months Ended
	September 30,	June 30,	September 30,
	2021	2021	2020
In thousands of U.S. Dollars, unaudited	$	$	$
IFRS FINANCIAL RESULTS
Revenues	295,837	266,935	286,590
Net Income (loss)	(25,984)	(28.488)	(5,955)
Limited partners' interest in net income (loss) per common unit - basic	(0.08)	(0.06)	(0.03)

NON-IFRS FINANCIAL MEASURE:
Adjusted EBITDA (1)	156,295	109,595	140,109

(1)Please refer to "Non-IFRS Measures" for the definition of this term and reconciliation of this non-IFRS measure as used in this release to the most directly comparable measure under IFRS.

The Partnership generated a net loss of $26 million for the three months ended September 30, 2021, compared to a net loss of $6 million for the three months ended September 30, 2020. The results for the recent quarter were mainly impacted by costs associated with the Brookfield debt exchange described below, partially offset by the $17 million improved EBITDA contribution as described below.

Adjusted EBITDA increased to $156 million for the three months ended September 30, 2021, compared to $140 million for the same period last year. The increase was primarily driven by oil price tariff revenue and lower operating costs in the FPSO segment and higher utilization in the Towage segment, partially offset by lower revenues in the FSO and Shuttle Tanker segments.

Altera Infrastructure L.P. 1

Operating Results
The commentary below compares certain results of the Partnership's operating segments on the basis of the non-IFRS measure of Adjusted EBITDA for the three months ended September 30, 2021 to the same period of the prior year.

The following table presents the Partnership's Adjusted EBITDA by segment:

	Three Months Ended
	September 30,	June 30,	September 30,
	2021	2021	2020
In thousands of U.S. Dollars, unaudited	$	$	$
FPSO	83,237	45,364	57,714
Shuttle Tanker	53,835	57,662	62,055
FSO	12,254	9,587	20,667
UMS	(2,100)	(1,627)	(1,827)
Towage	6,655	(1,357)	1,184
Corporate/Eliminations	2,414	(34)	316
Partnership Adjusted EBITDA	156,295	109,595	140,109

Third Quarter 2021 Compared with Third Quarter 2020
The Partnership's FPSO segment generated Adjusted EBITDA of $83 million for the three months ended September 30, 2021, compared to $58 million for the three months ended September 30, 2020. The increase of $26 million is mainly driven by oil price tariff revenue related to the Knarr and Petrojarl I units.
The Partnership's Shuttle Tanker segment generated Adjusted EBITDA of $54 million for the three months ended September 30, 2021, compared to $62 million for the three months ended September 30, 2020. The decrease of $8 million is mainly due to generally fewer shuttle tankers in operation and lower contribution from two vessels operating in the conventional tanker spot market following a strong market in 2020.
The Partnership's FSO segment generated Adjusted EBITDA of $12 million for the three months ended September 30, 2021, compared to $21 million in the same period in 2020. The decrease of $9 million is mainly due to a reduction in the Randgrid FSO contract rate from October 2020.
The Partnership's UMS segment generated Adjusted EBITDA loss of $2 million in the most recent quarter, in line with the same period in 2020.
The Partnership's Towage segment generated Adjusted EBITDA of $7 million in the most recent quarter, compared to $1 million in the same period in 2020. The increase in EBITDA is driven by higher day rates and utilization in the current quarter.
Liquidity Update
As at September 30, 2021 the Partnership had total liquidity of $195 million, representing a decrease of $47 million from the prior quarter.

Altera Infrastructure L.P. 2

Strategic updates
Measures to improve the Partnership's maturity profile and enhance its liquidity
On August 27, 2021, the Partnership entered into an agreement with Brookfield Business Partners L.P. and certain of its affiliates and institutional partners (collectively, "Brookfield") to exchange at par $699.3 million of indebtedness in Altera GP with interest rates ranging from 5.0% to 11.5% and with maturities ranging from 2022 to 2024 (including $411 million in principal amount of Altera’s 8.5% Senior Notes due 2023 held by Brookfield) for 11.5% Senior Secured PIK Notes due 2026.

On July 29, 2021, the Partnership announced the suspension of the payment of quarterly cash distributions on the Partnership’s outstanding 7.25% Series A Cumulative Redeemable Preferred Units (the “Series A Units”), 8.50% Series B Cumulative Redeemable Preferred Units (the “Series B Units”) and 8.875% Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (the “Series E Units” and, together with the Series A Units and Series B Units, the “Preferred Units”) commencing with the distributions payable with respect to the period of May 15, 2021 to August 14, 2021. All distributions on the Preferred Units will continue to accrue and must be paid in full before distributions to Class A and Class B common unitholders can be made. No distributions on the Preferred Units will be permitted without noteholder consent while the new 11.5% PIK notes due 2026 issued in the exchange transaction described above remain outstanding.

Shuttle Tanker newbuildings
The Partnership's newbuild, the Altera Thule, is expected to be delivered early in 2022 and to operate off the East Coast of Canada.
Contract updates
In August 2021, Santos Ltd. announced the award to Altera of the FEED contract for the Floating Production, Storage and Offloading (FPSO) facility for the Dorado project.

Vessel sales
In August 2021, the Navion Anglia shuttle tanker was delivered to its buyer for responsible recycling.

Accounting policy update
In August 2021, the Partnership revised its accounting policy to classify all debt held by Brookfield as Due to related parties. Previously the accounting policy elected by the Partnership reflected its long-term debt within two line items, Borrowings and Due to related parties. The Partnership has reflected this change retrospectively by restating its comparative consolidated statement of financial position. Please refer to the unaudited interim condensed consolidated statements of financial position for further detail.

Forward Looking Statements
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including, among others: the Partnership’s strategic initiatives intended to improve its debt maturity profile and enhance its liquidity and financial flexibility; and the timing of vessel deliveries, the commencement of charter contracts and the employment of newbuilding vessels. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: delays in vessel deliveries or the commencement of charter contracts or changes in expected employment of newbuilding vessels; and other factors discussed in the Partnership’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2020. The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Altera Infrastructure L.P. 3

About Altera Infrastructure L.P.
Altera Infrastructure L.P. is a leading global energy infrastructure services partnership primarily focused on the ownership and operation of critical infrastructure assets in the offshore oil regions of the North Sea, Brazil and the East Coast of Canada. Altera has consolidated assets of approximately $4.2 billion, comprised of 46 vessels, including floating production, storage and offloading (FPSO) units, shuttle tankers (including one newbuilding), floating storage and offtake (FSO) units, long-distance towing and offshore installation vessels and a unit for maintenance and safety (UMS). The majority of Altera’s fleet is employed on medium-term, stable contracts.

Altera's preferred units trade on the New York Stock Exchange under the symbols "ALIN PR A", "ALIN PR B" and "ALIN PR E", respectively.

For Investor Relations enquiries contact:

Jan Rune Steinsland, Chief Financial Officer
Email: investor.relations@alterainfra.com
Tel: +47 97 05 25 33
Website: www.alterainfra.com

Altera Infrastructure L.P. 4

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands of U.S. Dollars)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,
	2021	2021	2020	2021	2020
	$	$	$	$	$
Revenues	295,837	266,935	286,590	835,526	903,453
Direct operating costs	(154,826)	(169,937)	(164,425)	(486,604)	(483,896)
General and administrative expenses	(6,163)	(8,951)	(3,035)	(27,782)	(20,143)
Depreciation and amortization	(80,576)	(81,560)	(79,049)	(239,385)	(235,189)
Interest expense	(53,961)	(49,475)	(48,036)	(151,120)	(142,212)
Interest income	10	21	190	59	900
Equity-accounted income (loss)	10,985	10,229	11,890	40,598	16,263
Impairment expense, net	—	—	(4,720)	—	(184,997)
Gain (loss) on dispositions, net	1,397	9,107	(19)	10,504	(1,969)
Realized and unrealized gain (loss) on derivative instruments	(403)	(1,513)	2,427	11,944	(103,689)
Foreign currency exchange gain (loss)	(671)	(302)	(2,958)	(648)	(7,347)
Other income (expenses), net	(35,910)	(1,831)	(4,262)	(37,767)	(9,628)
Income (loss) before income tax (expense) benefit	(24,281)	(27,277)	(5,407)	(44,675)	(268,454)
Income tax (expense) benefit
Current	(1,703)	(1,211)	(1,639)	(3,896)	(5,240)
Deferred	—	—	1,091	—	560
Net income (loss)	(25,984)	(28,488)	(5,955)	(48,571)	(273,134)
Attributable to:
Limited partners - common units	(32,282)	(33,967)	(14,129)	(66,551)	(288,221)
General partner	(247)	(260)	(106)	(509)	(2,156)
Limited partners - preferred units	7,880	7,880	8,038	23,640	24,114
Non-controlling interests in subsidiaries	(1,335)	(2,141)	242	(5,151)	(6,871)
	(25,984)	(28,488)	(5,955)	(48,571)	(273,134)
Basic and diluted earnings (loss) per limited partner common unit	(0.08)	(0.06)	(0.03)	(0.16)	(0.70)

Altera Infrastructure L.P. 5

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands of U.S. Dollars)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,
	2021	2021	2020	2021	2020
	$	$	$	$	$
Net income (loss)	(25,984)	(28,488)	(5,955)	(48,571)	(273,134)
Other comprehensive income (loss)
Items that may be reclassified subsequently to net income (loss):
To interest expense:
Realized gain on qualifying cash flow hedging instruments	(182)	(196)	(206)	(568)	(622)
To equity income:
Realized gain on qualifying cash flow hedging instruments	(177)	(211)	(251)	(584)	(765)
Total other comprehensive income (loss)	(359)	(407)	(457)	(1,152)	(1,387)
Comprehensive income (loss)	(26,343)	(28,895)	(6,412)	(49,723)	(274,521)
Attributable to:
Limited partners - common units	(32,638)	(34,371)	(14,583)	(67,694)	(289,597)
General partner	(250)	(263)	(109)	(518)	(2,167)
Limited partners - preferred units	7,880	7,880	8,038	23,640	24,114
Non-controlling interests in subsidiaries	(1,335)	(2,141)	242	(5,151)	(6,871)
	(26,343)	(28,895)	(6,412)	(49,723)	(274,521)

Altera Infrastructure L.P. 6

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of U.S. Dollars)

	As at	As at	As at
	September 30,	June 30,	December 31,
	2021	2021 Restated(1)	2020 Restated(1)
	$	$	$
ASSETS
Current assets
Cash and cash equivalents	194,570	241,132	235,734
Financial assets	36,300	21,061	103,514
Accounts and other receivable, net	177,527	198,080	222,629
Vessels and equipment classified as held for sale	9,900	4,400	7,500
Inventory	20,077	20,968	16,308
Due from related parties	685	707	9,980
Other assets	32,141	32,061	37,326
Total current assets	471,200	518,409	632,991
Non-current assets
Financial assets	45,738	45,755	36,372
Vessels and equipment	3,059,822	3,132,456	3,029,415
Advances on newbuilding contracts	39,595	26,991	127,335
Equity-accounted investments	257,206	249,300	241,731
Deferred tax assets	5,030	5,152	5,153
Other assets	146,351	158,652	185,521
Goodwill	127,113	127,113	127,113
Total non-current assets	3,680,855	3,745,419	3,752,640
Total assets	4,152,055	4,263,828	4,385,631
LIABILITIES
Current liabilities
Accounts payable and other	271,692	329,263	286,295
Other financial liabilities	41,854	45,709	198,985
Borrowings	565,930	335,966	362,079
Due to related parties	69,615	114,637	16,126
Total current liabilities	949,091	825,575	863,485
Non-current liabilities
Accounts payable and other	107,056	111,254	128,671
Other financial liabilities	191,644	195,088	144,350
Borrowings	2,007,639	2,309,270	2,397,638
Due to related parties	706,713	616,028	605,888
Deferred tax liabilities	700	700	700
Total non-current liabilities	3,013,752	3,232,340	3,277,247
Total liabilities	3,962,843	4,057,915	4,140,732
EQUITY
Limited partners - common units	—
Limited partners - Class A common units	(3,350)	(2,940)	(2,505)
Limited partners - Class B common units	(221,675)	(189,802)	(157,897)
Limited partners - preferred units	384,368	376,488	376,512
General partner	6,319	6,566	6,828
Accumulated other comprehensive income	2,919	3,278	4,071
Non-controlling interests in subsidiaries	20,631	12,323	17,890
Total equity	189,212	205,913	244,899
Total liabilities and equity	4,152,055	4,263,828	4,385,631
(1)The Partnership has elected to restate its June 30, 2021 and December 31, 2020 consolidated statements of financial position to retrospectively show the change in accounting policy adopted during the three months ended September 30, 2021. The impact of the accounting policy change as at June 30, 2021 and December 31, 2020 is a reclassification of the Partnerships $411.3 million and $411.3 million, respectively, outstanding senior unsecured bonds held by Brookfield from Borrowings (non-current) to Due to related parties (non-current) and $16.0 million and $16.1 million, respectively, in accrued interest on said bonds from Accounts payable and other (current) to Due to related parties (current).

Altera Infrastructure L.P. 7

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. Dollars)

	Nine Months Ended September 30,
	2021	2020
	$	$
Operating Activities
Net income (loss)	(48,571)	(273,134)
Adjusted for the following items:
Depreciation and amortization	239,385	235,189
Equity-accounted (income) loss, net of distributions received	(12,348)	8,919
Impairment expense, net	—	184,997
(Gain) loss on dispositions, net	(10,504)	1,969
Unrealized (gain) loss on derivative instruments	(165,989)	55,363
Deferred income tax expense (benefit)	—	(560)
Provisions and other items	(293)	(3,503)
Other non-cash items	65,654	19,086
Changes in non-cash working capital, net	51,263	82
Net operating cash flow	118,597	228,408
Financing Activities
Proceeds from borrowings	85,560	291,030
Repayments of borrowings and settlement of related derivative instruments	(282,891)	(239,910)
Financing costs related to borrowings	(7,720)	(6,162)
Proceeds from borrowings related to sale and leaseback of vessels	71,400	47,673
Repayments of borrowings related to sale and leaseback of vessels	(8,518)	—
Financing costs related to borrowings from sale and leaseback of vessels	(584)	(65)
Proceeds from borrowings from related parties	147,000	155,000
Prepayment of borrowings from related parties	(30,000)	—
Lease liability repayments	(10,861)	(17,115)
Capital contribution by non-controlling interests	17,950	—
Distributions to limited partners and preferred unitholders	(15,760)	(24,114)
Distributions to non-controlling interests	(10,058)	(4,750)
Repurchase of preferred units	(24)	—
Net financing cash flow	(44,506)	201,587
Investing Activities
Additions:
Vessels and equipment	(198,459)	(449,916)
Equity-accounted investments	(3,711)	(2,812)
Dispositions:
Vessels and equipment	34,979	18,437
Restricted cash	51,885	39,227
Acquisition of company (net of cash acquired of $6.4 million)	—	6,430
Net investing cash flow	(115,306)	(388,634)
Cash and cash equivalents
Change during the period	(41,215)	41,361
Impact of foreign exchange on cash	51	(3,838)
Balance, beginning of the period	235,734	199,388
Balance, end of the period	194,570	236,911

Altera Infrastructure L.P. 8

Non-IFRS Measures

To supplement the unaudited interim condensed consolidated financial statements, the Partnership uses Adjusted EBITDA, which is a non-IFRS financial measure, as a measure of the Partnership's performance. Adjusted EBITDA represents net income (loss) before interest expense, interest income, income tax (expense) benefit, and depreciation and amortization and is adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include impairment expenses, gain (loss) on dispositions, net, unrealized gain (loss) on derivative instruments, foreign currency exchange gain (loss) and certain other income or expenses. Adjusted EBITDA also excludes: realized gain or loss on interest rate swaps (as the Partnership in assessing its performance, views these gains or losses as an element of interest expense); realized gain or loss on derivative instruments resulting from amendments or terminations of the underlying instruments; realized gain or loss on foreign currency forward contracts; and equity-accounted income (loss). Adjusted EBITDA also includes the Partnership's proportionate share of Adjusted EBITDA from its equity-accounted investments and excludes the non-controlling interests' proportionate share of Adjusted EBITDA. The Partnership does not have control over the operations of, nor does it have any legal claim to the revenues and expenses of its equity-accounted investments. Consequently, the cash flow generated by the Partnership's equity-accounted investments may not be available for use by the Partnership in the period that such cash flows are generated.
Adjusted EBITDA is intended to provide additional information and should not be considered as the sole measure of the Partnership's performance or as a substitute for net income (loss) or other measures of performance prepared in accordance with IFRS. In addition, this measure does not have a standardized meaning and may not be comparable to similar measures presented by other companies. This non-IFRS measure is used by the Partnership's management, and the Partnership believes that this supplementary metric assists investors and other users of its financial reports in comparing its financial and operating performance across reporting periods and with other companies.

Non-IFRS Financial Measures

The following table includes reconciliations of Adjusted EBITDA to net income (loss) for the periods presented in the Partnership's Consolidated Financial Summary.

	Three Months Ended
	September 30,	June 30,	September 30,
	2021	2021	2020
(in thousands of U.S. Dollars, unaudited)	$	$	$
Adjusted EBITDA	156,295	109,595	140,109
Depreciation and amortization	(80,576)	(81,560)	(79,049)
Interest expense	(53,961)	(49,475)	(48,036)
Interest income	10	21	190
Expenses and gains (losses) relating to equity-accounted investments	(9,635)	(10,606)	(10,442)
Impairment expense, net	—	—	(4,720)
Gain (loss) on dispositions, net	1,397	9,107	(19)
Realized and unrealized gain (loss) on derivative instruments	(403)	(1,513)	1,752
Foreign currency exchange gain (loss)	(671)	(302)	(2,958)
Other income (expenses), net	(35,910)	(1,831)	(4,262)
Adjusted EBITDA attributable to non-controlling interests	(827)	(713)	2,028
Income (loss) before income tax (expense) benefit	(24,281)	(27,277)	(5,407)
Income tax (expense) benefit:
Current	(1,703)	(1,211)	(1,639)
Deferred	—	—	1,091
Net loss	(25,984)	(28,488)	(5,955)

Altera Infrastructure L.P. 9

Adjusted EBITDA from equity-accounted investments, which is a non-IFRS financial measure and should not be considered as an alternative to equity accounted income (loss) or any other measure of financial performance presented in accordance with IFRS, represents our proportionate share of Adjusted EBITDA (as defined above) from equity-accounted investments. This measure does not have a standardized meaning, and may not be comparable to similar measures presented by other companies. Adjusted EBITDA from equity-accounted investments is summarized in the table below:

	Three Months Ended
	September 30,	June 30,	September 30,
	2021	2021	2020
(in thousands of U.S. Dollars, unaudited)	$	$	$
Equity-accounted income (loss)	10,985	10,229	11,890
Less:		—
Depreciation and amortization	(7,551)	(7,551)	(8,084)
Interest expense, net	(1,986)	(1,932)	(2,273)
Income tax (expense) benefit
Current	22	21	(43)
EBITDA	20,500	19,691	22,290
Less:
Realized and unrealized gain (loss) on derivative instruments	387	(2,005)	298
Foreign currency exchange gain (loss)	(507)	861	(340)
Adjusted EBITDA from equity-accounted investments	20,620	20,835	22,332

Altera Infrastructure L.P. 10